EXHIBIT 99.7

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Sierra Wireless, Inc.

We consent to the use of our reports, both dated January 21, 2005, except as to Notes 17(d)(i) and 20, which are as of March 4, 2005, included in this annual report on Form 40-F.

/s/ KPMG LLP

Vancouver, Canada
March 4, 2005